

February 9, 2012

<u>Via E-mail</u>
Jack Gee
Managing Director
iShares S&P GSCI Commodity-Indexed Trust
iShares S&P GSCI Commodity-Indexed Investing Pool LLC (co-registrant)
c/o BlackRock Asset Management International Inc.
400 Howard Street
San Francisco, CA 94105

    Re: **iShares S&P GSCI Commodity-Indexed Trust**
          iShares S&P GSCI Commodity-Indexed Investing Pool LLC (co-registrant)
          Form 10-K for Fiscal Year Ended December 31, 2010
          Filed February 25, 2011
          File No. 001-32947 (registrant)
          File No. 001-32948 (co-registrant)

Dear Mr. Gee:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Tom Kluck

                        Tom Kluck
                        Branch Chief